Law Offices of Thomas E. Puzzo, PLLC

3823 44th Ave. NE

Seattle, Washington 98105

Telephone: +1 (206) 522-2256

E-mail: tpuzzo@msn.com

October 10, 2019

VIA E-MAIL ATTACHMENT

Thomas Jones, Esq.

Counsel

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Sharing Economy International Inc.
Definitive Proxy Statement on Schedule 14A
Filed September 13, 2019
File No. 001-34591

Dear Mr. Jones:

We respectfully hereby submit the information in this letter, on behalf of our client, Sharing Economy International Inc., a Nevada corporation (the “Company”).

Reference is made to footnote (1) to the table on page 11 of the Company’s Proxy Statement on Schedule 14A where the Company disclosed that the note (the “Note”) mentioned in the referenced footnote is in default and that the conversion price of the note is not less than $2.00 per share.

On October 9, 2019, the undersigned confirmed in e-mail correspondence with the holder of the Note that the conversion price of the note is not less than $2.00 per share. Further, the undersigned confirms that he also confirmed that the conversion price of the note is not less than $2.00 per share in an October 9, 2019, telephone conversation with the holder of the Note.

Please contact the undersigned with any further questions or comments.

Very truly yours,

LAW OFFICES OF THOMAS E. PUZZO, PLLC

/s/ Thomas E. Puzzo
Thomas E. Puzzo